

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 18, 2010

Mr. Jonathan Ricker
Chief Executive Officer and Chief Financial Officer
Mass Megawatts Wind Power, Inc.
95 Prescott Street
Worcester, MA 01605

      Re: Mass Megawatts Wind Power, Inc.
             Form 10-K for the Fiscal Year Ended April 30, 2010
             Filed August 9, 2010
             Form 10-K/A for Fiscal Year Ended April 30, 2010
             Filed October 13, 2010
             Form 10-K/A for Fiscal Year Ended April 30, 2010
             Filed November 1, 2010
             File No. 0-32465

Dear Mr. Ricker:

      We have completed our review of your filings and have no further comments at this time.

             Sincerely,

             Jennifer Thompson
             Branch Chief